Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

we are one

MARKET RELEASE

Notice to shareholders in terms of Section 45(5) of the Companies Act

Johannesburg, 26 February 2025: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises that its subsidiary, Sibanye Stillwater Australia Operations Proprietary Limited (previously New Century Resources Limited) (Sibanye Australia) has restructured its environmental bond and working capital facilities (the Restructured Facilities). In this regard Sibanye-Stillwater has agreed to provide additional loan funding to, and to restructure its pre-existing guarantees for and on behalf of, Sibanye Australia.

As required in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the Companies Act), Sibanye-Stillwater advises that pursuant to the special resolution passed at the general meeting of the Company held on 28 May 2024 (the "General Meeting"), the board of directors of the Company (the "Board") has adopted a resolution to guarantee the indebtedness of Sibanye Australia under the Restructured Facilities agreements, which guarantee constitutes the giving of direct and/or indirect financial assistance to related and inter-related corporations of the Company (the Financial Assistance). Shareholders are notified for purposes of section 45(5)(a) of the Act that the Financial Assistance exceeds one-tenth of 1% of the Company's net worth.

Having considered all reasonably foreseeable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:

- immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act
- all relevant conditions and restrictions relating to the granting of such Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied
- the terms and conditions on which such Financial Assistance is to be given are fair and reasonable to the Company

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com

LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could" "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.